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                                                                     EXHIBIT 3.3

         CERTIFICATE OF DESIGNATIONS, POWERS, PREFERENCES AND RIGHTS OF
                      SERIES F CONVERTIBLE PREFERRED STOCK

                      INTELLIGENT INFORMATION INCORPORATED

            PURSUANT TO SECTION 151(g) OF THE GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE

        Intelligent Information Incorporated, a Delaware corporation (the "CORPORATION"), does hereby certify that, pursuant to the authority conferred upon the Board of Directors by Article Fourth of its Restated Certificate of Incorporation, as amended, which Restated Certificate of Incorporation, as amended, authorizes 50,000 shares of Preferred Stock of the Corporation, par value $0.01 per share, and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware (the "DGCL"), as amended, the Board of Directors of the Corporation, by unanimous consent in writing, has duly adopted a resolution providing for the creation of a series of Preferred Stock, par value $0.01 per share, designated as Series F Convertible Preferred Stock, authorizing the issuance of 7,575 shares of Series F Convertible Preferred Stock and setting forth the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, which resolution is as follows:

        RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation pursuant to the provisions of the DGCL and the Corporation's Restated Certificate of Incorporation, the Corporation is authorized to issue 7,575 shares of Series F Convertible Preferred Stock of the Corporation, as a class of Preferred Stock of the Corporation to be designated as "SERIES F CONVERTIBLE PREFERRED STOCK," par value $0.01 per share, which shall have such powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, in addition to those set forth in the Restated Certificate of Incorporation, as amended, as are set forth below:

        1. Designation; Number of Shares. The designation of this Series of Preferred Stock shall be "Series F Convertible Preferred Stock," par value $0.01 per share (the "SERIES F PREFERRED STOCK"). The maximum number of shares of Series F Preferred Stock that may be issued shall be 7,575 shares. The Series F Preferred Stock shall have an initial stated value of $3,960.40 per share (the "SERIES F STATED VALUE"). In the event of any stock split, stock dividend, combination or other recapitalization transaction by which the Corporation increases or decreases its outstanding Series F Preferred Stock, the Series F Stated Value per share of Series F Preferred Stock shall be adjusted to reflect such recapitalization.


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        2.     Voting Rights.

               (a) The holder of each share of Series F Preferred Stock shall have the right to one vote for each share of Common Stock into which such Series F Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any shareholders' meeting in accordance with the By-laws of the Corporation, and shall be entitled to vote, together with the holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series F Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

               (b) The holders of Series F Preferred Stock shall also be entitled to vote as a class upon the following matters, which matters shall require the approval of the holders of a majority of the outstanding shares of Series F Preferred Stock with respect to clauses (i), (iii), (iv) and (v) below and all of the outstanding shares of Series F Preferred Stock with respect to clauses (ii) and (vi) below:

                  (i) the merger, consolidation, division, mandatory share exchange, recapitalization, liquidation or sale of all or substantially all of the assets of the Corporation;

                  (ii) the amendment of the By-laws or the Restated Certificate of Incorporation, as amended, of the Corporation in a way that adversely affects the rights, preferences or privileges of the holders of the Series F Preferred Stock or the rights and protections accorded to the directors of the Corporation;

                  (iii) the payment or making of any dividends or distributions on or redemptions of any equity securities, provided, however, the Corporation may redeem equity securities from departed or terminated employees and in accordance with the rights of any other holder of Preferred Stock of the Corporation;

                  (iv) the incurrence of funded indebtedness, capitalized lease obligations or guarantees of third party debt, in each case involving an amount in excess of One Million Dollars ($1,000,000);

                  (v) the engagement in any transaction which involves dealings between the Corporation and insiders and affiliates (including the authorization or issuance of stock options); and

                  (vi) the issuance of an equity security senior to or pari passu with respect to voting rights, dividends, conversion rights or liquidation preference with the Series F Preferred Stock.



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        3.     Dividends.

               (a) The holders of record of shares of the Series F Preferred Stock shall be entitled to receive, when and if declared out of funds legally available therefor, an annual, cumulative cash dividend (the "SERIES F PREFERRED DIVIDEND"), from the date of the issuance of the Series F Preferred Stock at the annual rate of 10% of the Series F Stated Value per share of Series F Preferred Stock. The Series F Preferred Dividend shall accrue and accumulate (without compounding) beginning on the date of issuance and shall cease to accrue on and after the date of the earlier of (i) the conversion or redemption of such shares or (ii) the Sale (as hereinafter defined) of the Corporation or a Public Offering (as hereinafter defined). If a Sale or Public Offering occurs in either case where the value of the Corporation is equal to or greater than Two Hundred Fifty Million Dollars ($250,000,000), all accrued and unpaid Series F Preferred Dividends shall be forfeited by the holders of the Series F Preferred Stock.

               (b) Except as set forth in Section 3(a) above, unless earlier paid, any and all Series F Preferred Dividends that have accrued shall be payable in full at the beginning of the Put Option Period (as hereinafter defined) or upon an earlier Sale or Public Offering in either case where the value of the Corporation is less than Two Hundred Fifty Million Dollars ($250,000,000).

               (c) If dividends are declared and paid on the Corporation's Common Stock, then the Series F Preferred Stock shall receive dividends pari passu with the holders of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock on the number of shares of Common Stock into which the Series F Preferred Stock would be converted on the day such Common Stock dividends are declared, but in no event in an amount less than the dividends declared and paid on the Corporation's Common Stock.

               (d) A "SALE" shall mean (i) the merger, consolidation, division, mandatory share exchange, sale of stock or other transaction resulting in the stockholders of the Corporation prior to the transaction or series of transactions owning less than 50% of the voting stock of the Corporation after the transaction or series of transactions or (ii) a sale of all or substantially all of the assets of the Corporation. A "PUBLIC OFFERING" shall mean an underwritten public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, covering the offer and sale by the Corporation of its Common Stock (by such a registration statement or statements being declared effective by the Securities and Exchange Commission and such Securities being registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") (regardless of whether the Corporation is subject to the filing requirements of Section 15(d) of the Exchange Act).



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        4.     Conversion Rights of Series F Preferred Stock.

               (a) Optional Conversion.

                  (i) A holder of record of any share or shares of Series F Preferred Stock shall have the right, at any time, at such holder's option, to convert, without the payment of any additional consideration, each share of Series F Preferred Stock held by such holder into that number of fully paid and non-assessable shares of Common Stock as is determined by multiplying 1 by the Series F Conversion Factor (as defined below)

                  (ii) Upon the optional conversion of any shares of Series F Preferred Stock, such shares of Series F Preferred Stock shall resume the status of authorized and unissued shares of the Preferred Stock, par value $0.01 per share, of the Corporation, without designation as to series until such shares are once more designated as part of a particular series by the Board of Directors.

                  (iii) If a holder of shares of Series F Preferred Stock desires to exercise the optional conversion right pursuant to this subsection 4(a), such holder shall give written notice to the Corporation of such holder's election to convert a stated number of shares of Series F Preferred Stock into shares of Common Stock, at the conversion rate then in effect, which shall be accompanied by the certificate or certificates representing such shares of Series F Preferred Stock that shall be converted into Common Stock. The notice shall also contain a statement of the name or names in which the certificate or certificates for Common Stock shall be issued. If such certificate or certificates are to be issued to any person or persons other than the registered holder or holders of such certificate or certificates, or if such certificate or certificates are registered in the name or names of any person or persons other than the person or persons signing the notice, the signatures on the notice must be guaranteed by a participant in the Security Transfer Agents Medallion Program or the New York Stock Exchange Medallion Signature Guarantee Program. Promptly after receiving the aforesaid notice and certificate or certificates representing the Series F Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to such holder of Series F Preferred Stock, or to such holder's nominee or nominees, a certificate or certificates for the number of shares of Common Stock issuable upon conversion of such Series F Preferred Stock, and the certificates representing shares of Series F Preferred Stock surrendered for conversion shall be canceled by the Corporation. If the number of shares represented by the certificate or certificates surrendered for conversion shall exceed the number of shares to be converted, the Corporation shall issue and deliver to the person entitled thereto a certificate representing the balance of any unconverted shares.

               (b) Mandatory Conversion.

                  (i) Immediately prior to the first closing of a Qualified Public Offering (as hereinafter defined) of the Common Stock of the Corporation, each share of Series F Preferred Stock held by such holder shall immediately be converted into that number of fully paid and non-assessable shares of Common Stock as is determined by multiplying 1 by the Series F Conversion Factor (as defined below).


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                  (ii) A "QUALIFIED PUBLIC OFFERING" is hereby defined as a
Public Offering in which the pre-money valuation of the Corporation is no less than Two Hundred Twenty-Five Million Dollars ($225,000,000) and the aggregate proceeds (net of any underwriter's discount) to the Corporation exceed Twenty-Five Million Dollars ($25,000,000).

                  (iii) The Corporation shall give each holder notice of the occurrence of a Qualified Public Offering within a reasonable time of the initial filing of a registration statement. At any time at or after the closing of the Qualified Public Offering, the Corporation shall deliver to each holder of Series F Preferred Stock such number of shares of Common Stock into which such holder's shares are then convertible upon surrender by such holder of certificates representing the shares of Series F Preferred Stock held by such holder or presentation of an affidavit of loss certificate together with an indemnity reasonably satisfactory to the Corporation.

               (c) Conversion Factor. The initial conversion factor for the Series F Preferred Stock shall be 500, subject to adjustment in accordance with the provisions of this Section 4(c). The conversion factor in effect from time to time, as adjusted to this Section 4(c), is referred to herein as the "SERIES F CONVERSION FACTOR".

                      (i) Each adjustment to the Series F Conversion Factor shall be calculated to the nearest four decimal places.

                      (ii) In the event that: (A) the Corporation shall, at any time, pay a dividend in, or make a distribution on its Common Stock or any other equity securities in, shares of Common Stock; (B) the Corporation shall, at any time, by subdivision of its shares of outstanding Common Stock, by reclassification, stock split or otherwise, subdivide its outstanding shares of Common Stock into a greater number of shares; (C) the Corporation shall, at any time, combine its outstanding shares of Common Stock into a lesser number of shares, by reclassification, reverse stock split or otherwise (for purposes of this Section 4(c)(ii), the events described in (A), (B) and (C) above shall be referred to as "Capital Transactions"), then the Series F Conversion Factor then in effect shall be adjusted to a number determined by multiplying the Series F Conversion Factor in effect immediately prior to such Capital Transaction by the following fraction:

               X
               -
               Y

               wherein:

                      X = the number of shares of Common Stock outstanding immediately after such Capital Transaction; and

                      Y = the number of shares of Common Stock outstanding immediately prior to such Capital Transaction.



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               (iii) The "SERIES F CONVERSION PRICE" shall be defined as the fraction obtained by dividing the initial Series F Stated Value per share by the Series F Conversion Factor in effect at the time such calculation is made. The Series F Conversion Price shall initially be equal to $7.92 and shall be subject to adjustment from time to time as hereinafter provided in subsection (iv) below. Upon each adjustment of the Series F Conversion Price, the Series F Conversion Factor shall be recalculated so that it is equal to the quotient obtained by dividing the Series F Stated Value per share by the Series F Conversion Price that is a result of the calculation set forth in subsection
(iv) below.

               (iv) If the Corporation shall after the date hereof issue or sell any Common Stock (other than Common Stock into which the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock or the Series F Preferred Stock is convertible or Common Stock issuable upon exercise of warrants outstanding on the date hereof or options to purchase up to 2,264,000 shares of Common Stock granted or to be granted to employees or consultants of the Corporation pursuant to any stock option plan adopted by the Corporation and its stockholders), without consideration or for a consideration per share (1) less than the Series F Conversion Price in effect immediately prior to the issuance of such Common Stock or (2), in the case of options granted after the date hereof, less than 75% of the Series F Conversion Price in effect immediately prior to the issuance of such options, the Series F Conversion Price in effect immediately prior to such issuance shall forthwith (except as provided below in Section 4(c)(v)) be reduced to the price at which such Common Stock was issued or sold by the Corporation.

               The provisions of this Section 4(c)(iv) shall not apply under any of the circumstances for which an adjustment is provided in Section 4(c)(ii) above.

               (v) For the purposes of any adjustment of the Series F Conversion Price pursuant to this Section 4, the following provisions shall be applicable:

                      (A) In the case of the issuance of Common Stock for cash, the consideration received therefor shall be deemed to be the amount of cash paid therefor without deduction of any discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

                      (B) In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash received therefor shall be deemed to be the fair value thereof as determined in good faith by the Board of Directors of the Corporation without deduction for any discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

                      (C) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, the issuance of any securities by their terms convertible into or exchangeable for Common Stock or the granting of any options to purchase or rights to subscribe for such convertible or exchangeable securities:



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                             (w)  The aggregate number of shares of Common Stock
initially deliverable upon exercise of such options or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were granted or issued, as the case may be, and for a consideration equal to the consideration, if any (determined in the same manner provided in subdivisions (A) and (B) above of this Section 4(c)(v) with respect to cash consideration and consideration other than cash), received by the Corporation upon the grant or issuance of such options or rights plus the minimum purchase price provided in such options or rights for the Common Stock covered thereby;

                             (x) The aggregate number of shares of Common Stock
initially deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options were granted, and for a consideration equal to the consideration received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Corporation upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each cash to be determined in the same manner as provided in subdivision (w) above);

                             (y) On any change in the number of shares of Common
Stock deliverable upon exercise of such options or rights or conversion of or exchange for such convertible or exchangeable securities, other than a change resulting from anti-dilution provisions thereof not more favorable to the holder thereof than those contained herein, the Series F Conversion Price shall forthwith be readjusted to such Series F Conversion Price as would have been obtained had the adjustment made upon the issuance of such options, rights, securities or options or rights related to such securities not covered prior to such change been made upon the basis of such changed terms;

                             (z)  On the expiration of such options or rights,
the termination of such right to convert or exchange or the expiration of the options or rights related to such convertible or exchangeable securities, the Series F Conversion Price shall forthwith be readjusted to such Series F Conversion Price as would have been obtained had the readjustment been made upon the issuance of such options, rights, securities or options or rights related to such securities for only the number of shares of Common Stock actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

               (d) Notice of Change in Series F Conversion Factor. Whenever the Series F Conversion Factor is adjusted as provided in Section 4(c), the Corporation shall forthwith compute the adjusted Series F Conversion Factor in accordance with this Section 4 and prepare a certificate signed by the President and Chief Executive Officer and the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer of the Corporation setting forth the adjusted Series F Conversion Factor, the method of calculation thereof in reasonable detail and the facts



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requiring such adjustment and upon which such adjustment is based and shall mail a notice stating that the Series F Conversion Factor has been adjusted, the facts requiring such adjustment and upon which such adjustment is based and setting forth the adjusted Series F Conversion Factor, to the holders of record of the outstanding shares of the Series F Preferred Stock at or prior to the time the Corporation mails an interim statement, if any, to its stockholders covering the fiscal quarter during which the facts requiring such adjustment occurred, but in any event within forty-five (45) days of the end of such fiscal quarter.

               (e) No Fractional Shares. Notwithstanding anything herein to the contrary, no fractional shares of Common Stock shall be issued to any holder of Series F Preferred Stock on conversion of such holder's Series F Preferred Stock. With respect to any fraction of a share of Common Stock called for upon any conversion after completion of the calculation of the aggregate number of shares of Common Stock to be issued to such holder, the Corporation shall pay to such holder an amount in cash equal to any fractional share to which such holder would be entitled, multiplied by the current market value of a share, as determined by the Board of Directors of the Corporation.

               (f) Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock, solely for issuance upon conversion of shares of Series F Preferred Stock as herein provided, such number of shares of Common Stock as shall be issuable from time to time upon the conversion of all of the shares of Series F Preferred Stock at the time issued and outstanding.

        5. Redemption at the Option of Holder. Each holder of Series F Preferred Stock shall have the right at any time after such holder's receipt of the Corporation's audited financial statements for the year ending December 31, 2003, but in no event later than June 30, 2004 (such date constituting the beginning of the Put Option Period) to require such holder's shares of Series F Preferred Stock to be redeemed by the Corporation, in whole or in part, in accordance with the terms and subject to the conditions of that certain Put Option Agreement dated December 22, 1999 between the Company and the holders of the Series F Preferred Stock and the other parties thereto.

        6.     Liquidation Rights.

               (a) In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Corporation (a "LIQUIDATION"), the holders of the Series F Preferred Stock shall be entitled to receive, before any distribution or payments are made upon any Common Stock or any other security subordinate to the Series F Preferred Stock, after payment by the Corporation of all sums due all creditors and before any distribution or payments are made upon any of the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock to be paid out of the assets of the Corporation available for distributions to its stockholders, an amount equal to the Series F Stated Value per share for each outstanding share of Series F Preferred Stock plus accrued and unpaid dividends (the "SERIES F SENIOR PREFERENTIAL AMOUNT"). After the payment of the Series F Senior Preferential Amount and the amounts payable to the holders of the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock in accordance with the



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applicable provisions of the Restated Certificate of Incorporation of the
Corporation, as amended, the holders of the Series F Preferred Stock shall be entitled to receive an additional amount until the holders of the Series F Preferred Stock shall have received an aggregate Liquidation preference (including the Series F Senior Preferential Amount) of two (2) times the Series F Stated Value, and the Common Stock of the Corporation shall thereafter share ratably in all remaining assets of the Corporation. If, upon Liquidation, the assets available for distribution to the holders of Series F Preferred Stock shall be insufficient to pay such holders their liquidation preference in full, then such holders shall share ratably in the distribution of such assets in proportion to the respective sums which would otherwise be payable upon such distribution if all sums so payable to the holders of Series F Preferred Stock were paid in full.

               (b) A recapitalization, merger or consolidation involving the Corporation, or a sale, lease or transfer of all or substantially all of the assets of the Corporation shall, at the option of the holders of a majority of the Series F Preferred Stock, be deemed a Liquidation.

        7. Notices. Any notice required herein to be given to a holder of the Series F Preferred Stock shall be deemed to be given if deposited in the United States mail, first class postage prepaid, and addressed to the holder of record at such holder's address appearing on the books of the Corporation.

        8. Replacement. Upon receipt of evidence of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of Series F Preferred Stock, and an agreement of the holder to indemnify reasonably satisfactory to the Corporation, the Corporation will (at its expense) execute and deliver in replacement of such certificate a new certificate representing the number of shares represented by such lost, stolen, destroyed or mutilated certificate.



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        IN WITNESS WHEREOF, Intelligent Information Incorporated has caused this
Certificate to be signed by its President and Chief Executive Officer on the 22nd day of December, 1999.

                           INTELLIGENT INFORMATION INCORPORATED

                           By: /s/ Stephen G. Maloney
                               --------------------------------
                                   Stephen G. Maloney
                                   President and Chief Executive Officer



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